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D.C. 20549

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RECEIVED AUG 30 2004 155 WASH, D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21884

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEIDIGER, TUCKER, BRUNER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1675 LARIMER STREET, 300 PLAZA LEVEL
(No. and Street)

DENVER (City) COLORADO (State) 80202 - 1584 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN TURK, JR. (303) 825-1825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER JEFFRIES LLP
(Name – *if individual, state last, first, middle name*)

5251 S. QUEBEC ST., SUITE 200 (Address) GREENWOOD VILLAGE (City) COLORADO (State) 80111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PR[illegible] SEP 10 2004 THOM[illegible] FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

NEIDIGER, TUCKER, BRUNER, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2004

NEIDIGER, TUCKER, BRUNER, INC.

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Neidiger, Tucker, Bruner, Inc.

We have audited the accompanying statement of financial condition of Neidiger, Tucker, Bruner, Inc. as of June 30, 2004, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neidiger, Tucker, Bruner, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
July 21, 2004

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED JUNE 30, 2004

ASSETS

Cash	$	506,242
Receivables:		
Clearing brokers		502,978
Brokers, less allowance for doubtful accounts of $170,455		84,989
Securities owned, at market value		68,299
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreication of $136,080		-
Other assets		6,231
	$	**1,168,739**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Salaries and commissions payable	$	176,856
Accrued payroll taxes		70,211
Income taxes payable		47,345
Due to clearing broker		67,123
Securities sold, but not yet purchased, at market value		1,176
Other accrued liabilities		40,147
TOTAL LIABILITIES		402,858
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
SHAREHOLDER'S EQUITY (Note 4):		
Preferred stock, series 2001-A, 9% voting, 600,000 shares authorized; 80,000 shares issued and outstanding		80
Common stock, $.001 par value; 10,000,000 shares authorized; 393,802 shares issued and outstanding		394
Additional paid-in capital		986,771
Retained earnings		(221,364)
TOTAL SHAREHOLDERS' EQUITY		765,881
	$	**1,168,739**

The accompanying notes are an integral part of this statement

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2004

REVENUE:	
Commissions	$ 4,861,652
Underwriting income	232,128
Trading profit, net	207,987
Other	301,187
Total revenue	5,602,954
EXPENSES:	
Commissions	3,114,504
Clearing charges	531,268
Occupancy and equipment costs	525,554
Salaries and wages	384,699
Payroll taxes	159,979
General and administrative	265,174
Office expenses	70,039
Telephone	114,446
Employee Benefits	101,194
Legal and professional	86,107
Promotion costs	28,104
Interest	7,638
Total expenses	5,388,706
NET INCOME BEFORE INCOME TAX PROVISION	214,248
Income tax provision	47,345
NET INCOME	**$ 166,903**

The accompanying notes are an integral part of this statement

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2004

	Series A Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings
BALANCES, June 30, 2003	$ 80	$ 394	$ 986,771	$ (388,267)
Net income				166,903
BALANCES, June 30, 2004	**$ 80**	**$ 394**	**$ 986,771**	**$ (221,364)**

The accompanying notes are an integral part of this statement

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	166,903
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		194
Bad debt expense		83,255
Decrease in receivable from clearing broker		118,144
Increase in securities owned, at market value		(1,701)
Decrease in salaries and commissions payable		(108,695)
Decrease in accrued payroll taxes		(656,845)
Increase in income taxes payable		47,345
Increase in due to clearing broker		13,581
Decrease in securities sold, but not yet purchased		(11,881)
Increase in accrued liabilities		30,747
Net cash used in operating activities		(318,953)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in receivables - other		17,909
Increase in other assets		4,168
Net cash provided by investing activities		22,077
NET DECREASE IN CASH AND CASH EQUIVALENTS		(296,876)
CASH, at beginning of year		803,118
CASH, at end of year	**$**	**506,242**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	**$**	**7,638**

NEIDIGER, TUCKER, BRUNER, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was organized on May 20, 1977, and is engaged in business as a securities broker-dealer.

Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. For the year ended June 30, 2004, the Company has recorded proprietary transactions on a trade-date basis. Commission revenue and related expenses have been accrued on a trade-date basis.

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of five to ten years. Leasehold improvements are amortized over the term of the lease.

Good faith and expense allowances received by the Company in connection with its underwriting activities are deferred and recognized as income as related costs are incurred.

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 2 - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The primary components of the Company's deferred income tax assets and liabilities as of June 30, 2004 are as follows.

	2003
Deferred tax liabilities	$ -
Deferred tax asset:	
Allowance for doubtful accounts	58,000
Valuation allowance for deferred tax assets	(58,000)
	$ -

The valuation allowance for deferred tax assets was increased by $4,000 during the year ended June 30, 2004.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment under noncancellable operating leases expiring through 2008.

At June 30, 2004, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Year Ended	Amount
June 30, 2005	$ 270,706
June 30, 2006	72,956
June 30, 2007	6,547
June 30, 2008	6,547
Total	$ 356,756

In addition to the above leases, the Company also leases office space and equipment on a month-to-month basis. Total rental expense of $350,126, including the noncancellable leases referred to above, was charged to operations during the year ended June 30, 2004.

The Company rented out a portion of it's office space under a sublease to an entity owned by one of the Company's employees through June 2004. This entity owed the Company approximately $13,000 at June 30, 2004, however collection of this receivable is uncertain and the Company has recorded a provision for bad debt for the entire amount.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2004, the Company had net capital and net capital requirements of $658,761 and $250,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.62 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINGENCIES AND UNCERTAINTIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has purchased securities for its own account, and may incur losses if the market value of the securities decreases subsequent to June 30, 2004. In addition, the Company has sold securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company may incur a loss if the market value of the securities increases subsequent to June 30, 2004.

The Company's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned and securities sold but not yet purchased are valued at market value using quoted market prices.

The Company is involved in a dispute arising in the normal course of business, which is in the preliminary stages. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in this matter, but it is not feasible to predict the final outcome at the present time.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss should the bank cease business.

The Company has receivables from and deposits with its clearing broker as shown on the acompanying statement of financial condition. These amounts are not covered by SIPC and are subject to loss should the clearing broker cease business.

SUPPLEMENTARY INFORMATION

NEIDIGER, TUCKER, BRUNER, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
JUNE 30, 2004

CREDIT:		
Shareholder's equity	$	765,881
DEBITS:		
Nonallowable assets		
Broker receivables, net		84,989
Other assets		6,231
Total debits		91,220
Net capital before haircuts on securities positions		674,661
Haircuts on securities positions		10,245
NET CAPITAL		664,416
Minimum requirements of 6-2/3% of aggregate indebtedness of $407,337 or $250,000, whichever is greater		250,000
Excess net capital	**$**	**414,416**
AGGREGATE INDEBTEDNESS:		
Salaries and commission payable	$	176,856
Accrued payroll taxes		70,211
Income taxes payable		47,345
Due to clearing broker		67,123
Other accrued liabilities		40,147
TOTAL AGGREGATE INDEBTEDNESS	**$**	**401,682**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.60 to 1**

NOTE: There are no material differences between the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Neidiger, Tucker, Bruner, Inc.

In planning and performing our audit of the financial statements and supplementary information of Neidiger, Tucker, Bruner, Inc. for the year ended June 30, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Neidiger, Tucker, Bruner, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Neidiger, Tucker, Bruner, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the Commission's objectives.

In addition, our review indicated that Neidiger, Tucker, Bruner, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of June 30, 2004, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
July 21, 2004